SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 29, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis decides not to pursue further development of Aurograb™

•                  Aurograb™ decision reached after Phase II results show lack of efficacy as an add -on therapy for life-threatening bacterial infections

•                  USD 235 million impairment charge to be taken in 2008 third quarter results

•                  Mycograb™ continues in Phase III trials for treatment of severe fungal infections

Basel, August 29, 2008 — Novartis has decided not to pursue further development of the pharmaceuticals pipeline project Aurograb™, an add-on therapy to antibiotics that was being assessed for use in treating deep-seated staphylococcal infections, following a review of recent Phase II clinical data showing a lack of efficacy.

Novartis gained the rights to this compound in 2006 through the acquisition of NeuTec Pharma plc. An intangible asset impairment charge of approximately USD 235 million, which reflects the full amount allocated to this project, will be taken in the third quarter of 2008 in the Pharmaceuticals Division.

Phase III clinical trials and submission preparations continue for Mycograb™, another development compound acquired with NeuTec that is being assessed as an add-on therapy to antifungal agents in treating invasive candidiasis and other severe fungal infections.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “continue”, or similar expressions, or by express or implied discussions regarding the taking of an intangible asset impairment charge with regard to Aurograb™ or regarding the status of clinical trials and potential future regulatory submissions and indications for Mycograb™ or regarding potential future revenues from Mycograb™. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Mycograb™ will be approved for any indications in any market. Nor can there be any guarantee that Mycograb™ will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Aurograb™  and Mycograb™ could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	August 29, 2008	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting